EXHIBIT 12

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN QUARTERLY REPORT ON FORM 10-Q

	For the Three Months Ended		For the Six Months Ended
	September 30,		September 30,
(Dollars in thousands)	2009	2008	2009	2008
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$ (6,693)	$ 3,444	$ 2,452	$ 13,722
Fixed charges (excluding preferred stock dividends)	3,590	4,062	11,294	12,625
Total earnings	(3,103)	7,506	13,746	26,347
Fixed charges:
Interest expense (excluding deposit interest)	3,512	4,003	11,073	12,444
Rent expense interest factor (1)	78	59	221	181
Preferred stock dividends (2)	512	–	1,364	–
Total fixed charges (excluding deposit interest)	4,102	4,062	12,658	12,625

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	(0.76)	1.85	1.09	2.09

Including Interest on Deposits:
Earnings:
Income before income taxes	$ (6,693)	$ 3,444	$ 2,452	$ 13,722
Fixed charges (excluding preferred stock dividends)	10,080	11,520	31,346	36,329
Total earnings	3,387	14,964	33,798	50,051

Fixed charges:
Interest expense (including deposit interest)	10,002	11,461	31,125	36,148
Rent expense interest factor (1)	78	59	221	181
Preferred stock dividends (2)	512	–	1,364	–
Total fixed charges (including deposit interest)	10,592	11,520	32,710	36,329

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	0.32	1.30	1.03	1.38

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.
(2)	Represents the dividends accrued on the Series A Preferred Shares during the period.